FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of October
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

3 October 2013

HSBC HOLDINGS PLC

SECOND INTERIM DIVIDEND FOR 2013

On 5 August 2013, the Directors of HSBC Holdings plc declared the second interim dividend for 2013 of US$0.10 per ordinary share. The dividend is payable on 9 October 2013 to holders of record on 22 August 2013 on the Hong Kong Overseas Branch Register and on 23 August 2013 on the Principal Register or the Bermuda Overseas Branch Register.

89,435,788 ordinary shares of US$0.50 each have been allotted by HSBC Holdings plc to those shareholders who elected to receive the scrip dividend alternative.

The shares will be issued on 9 October 2013 and will rank pari passu with the existing issued ordinary shares of the Company.

Application has been made to the Financial Conduct Authority for the shares to be admitted to the Official List and to the London Stock Exchange for the shares to be admitted to trading.  Dealings are expected to commence on 9 October 2013.

Ben J S Mathews

Group Company Secretary

HSBC Holdings plc

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                       Name: Ben J S Mathews

                                                                                                 Title: Group Company Secretary

                                                                                    Date: 03 October 2013